Confidential Treatment Requested
by Actuant Corporation

March 8, 2013

VIA EDGAR*
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re:	Actuant Corporation
Comment Letter dated February 22, 2013
August 31, 2012 Form 10-K Filed October 26, 2012
Schedule 14A Filed December 3, 2012
File No. 1-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s comments on its review of our Form 10-K for the fiscal year ended August 31, 2012 filed on October 26, 2012 and the Schedule 14A filed on December 3, 2012.  For your convenience, each of the Staff’s comments has been reprinted below in bold and italics.

August 31, 2012 Form 10K
Business, page 1
1.
Please note the Item 101(b) of Regulation S-K requires disclosure for each segment of revenues from external customers, a measure of profit or loss, and total assets, reported for each of the last three years. Cross-referencing to the financial statements is expressly allowed by Item 101(b). In future filings, please include appropriate cross-reference to the location in the financial statements where this information may be found.

In future filings we will include the appropriate cross reference to the location in the financial statements where the information required under Item 101(b) of Regulation S-K may be found.

Management’s Discussion and Analysis, page 17
2.
Throughout this section, you provide discussion and analysis of past financial condition and operating analysis; however, there does not appear to be much emphasis on your prospective financial condition and operating performance. See Section III.B.3 of SEC Release 33-8350, and Item 303(a)(3)(ii) of Regulation S-K. For example, you have indicated in the section regarding your Engineered Solutions segment that “growth rates have… moderated in the global agriculture and North American truck and construction equipment end markets as major OEMs reduce production schedules.” Similarly, for each of your segments, you identify

* Confidential treatment of certain designated portions of this letter has been requested by Actuant Corporation.  Such confidential portions are indicated by [**] in the text.  A copy of this letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83.

material drivers of segment growth or performance, but do not provide statements regarding the impact that known trends or uncertainties affecting these drivers of segment growth may have on the likelihood that past performance will be indicative of future performance. Please enhance your disclosure as appropriate in future filings.

In future filings, to the extent applicable, we will enhance our disclosures and clarify the impact that known trends and uncertainties may have on the likelihood that past performance will not be indicative of future performance.

3.
In reviewing your quarterly reports on Form 10-Q for fiscal 2012, it does not appear that you forewarned of the possible impairment of Mastervolt. Additionally, in your Form 8-K filed June 20, 2012, you state that third quarter operating profit margin for the Electrical segment increased 350 basis points from the prior year due to the higher volumes and improved Mastervolt profitability. Given your lack of disclosure in your quarterly reports and your reference to the improvement in profitability for Mastervolt, it is unclear whether investors had sufficient information to reasonably expect a fourth quarter impairment charge of $62 million which had a 51% impact on your pre-tax annual income from continuing operations and also wiped out your fourth quarter earnings. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” Please tell us why you did not include such disclosure in your MD&A in prior periods. Further, please tell us, and disclose in future filings, the specific business, economic, and competitive events and circumstances occurring in the fourth quarter that caused the impairment. The existing disclosure that the business unperformed in uninformative given that virtually all impairments are caused by underperformance. Also, in future filings, disclose any known trends and uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations. If any of those trends could trigger a write-down of specific assets, such as intangible assets or property, plant and equipment, then you are required to quantify those assets at risk. Refer also to Item 303 of Regulation S-K, which requires disclosure of material known uncertainties in MD&A unless the likelihood of a material impact is deemed remote.

[**]

4.
In future filings, please provide an expanded explanation of changes in your effective tax rate that quantifies and describes the impact of the specific factors which precipitated the change in each period. At a minimum, please address the material factors reflected in the tax rate reconciliation included in the income tax footnote to your financial statements. The disclosure should also enable a reader to assess whether you expect these factors to have a similar, recurring impact in future periods. See Section 501.12.b.4 of the Financial Reporting Codification.

In future filings we will expand our disclosures regarding our effective tax rate, including quantification of material recurring and non-recurring factors reflected in the tax rate reconciliation during the period.

Quantitative and Qualitative Disclosures about Market Risks, page 27
5.
Regulation S-K Item 305(a) requires disclosure of exposure to market risk through either sensitivity analysis disclosures or value at risk disclosures, if a tabular disclosure is not provided. While you identify three categories of risk, and give a hypothetical example of your exposure to interest rate risk, you do not discuss any other hypothetical changes in rates and their affect, so as to present a sensitivity analysis disclosure as contemplated by 305(a)(ii) for currency or commodity risk, nor express the potential losses contemplated by 305(a)(iii). Please include the quantitative and qualitative disclosures contemplated by Item 305(a) in future filings.

In future filings we will provide the quantitative and qualitative disclosures contemplated by Item 305(a).

Note 18, page 56
6.
In future filings, please expand the level of detail in your Note 18 financial statements to comply with Articles 3-10(i)(1) and 10-01(a)(2) of Regulation S-X. It appears that certain current asset and current liability accounts, including cash, must be separately presented.

In future filings, to the extent appropriate, we will expand the level of detail in the Guarantor Subsidiary financial statements to comply with Articles 3-10(i)(1) and 10-01(a)(2) of Regulation S-X.

Schedule 14A
Certain Relationships and Related Person Transactions, page 27
7.
Please revise your disclosure in future filings to conform to the requirements of Item 404(b) of Regulation S-K. Please describe your procedures for the review, approval, or ratification of any related party transactions, what transactions are covered by your procedures, the standards applied, and the persons who apply your procedures.

In future filings we will revise our disclosure related to related person transactions to conform with the requirements of Item 404(b) of Regulation S-K.

Component of Executive Compensation for Fiscal 2012, page 36
8.
At the top of page 38, you rely upon Item 401(b) of Regulation S-K to withhold disclosure of the MBO’s or CMM targets for fiscal 2012, stating that to do so would result in competitive harm.  Please note that Item 401(b) does not address this issue, as it deals with identification of executive officers. Rather, Item 402(b) is controlling. If you feel disclosure of the MBOs and CMM targets would cause competitive harm, in future filings please disclose how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed MBO and CMM targets.

In future filings, we will disclose the actual annual cash incentive payout percentages achieved by our CEO for each of the last five years, similar to the disclosure that was provided in Annual Proxy Statements (prior to fiscal 2012).  We believe that this disclosure will provide an appropriate framework to assess the likelihood of achievement of the undisclosed annual cash incentive targets.

9.	Please disclose how you determined the overall pool amount payable under the LTIP.

Our Long-Term Cash Incentive Plan (“LTIP”), which was approved by shareholders in July 2006, in conjunction with a special meeting of shareholders, provides a cash incentive for certain executive officers (“LTIP Participants”)  to increase long-term shareholder value.  The Compensation Committee of the Board of Directors held numerous discussions in the twelve month period prior to the adoption of the LTIP on its intention to establish a long-term performance plan to provide direct incentive to LTIP Participants to execute the Company’s five year strategic plan, which included the doubling of revenues and earnings over the period.

The LTIP plan was designed to be performance based (alignment with Company common stock price appreciation) and covers an eight-year measurement period running from May 1, 2006 to May 1, 2014. The amount of compensation to be paid to the four participants, if any, is based on the Company’s common stock price being at least $50 for 30 consecutive trading days and the time at which the stock price targets were met.  The aggregate payout under the LTIP program can range from $0 to $20 million.   In the event the employment of any of the four LTIP participants is terminated prior to the performance target being met, no payout will be made to the terminated individual and the associated pro-rata share will not be reallocated to the remaining participants.

In determining the amount of the overall pool payable under the LTIP, the Compensation Committee of the Board of Directors, with input from a compensation consultant, evaluated market comparable long-term incentive pay data and practices, and considered the annualized Total Shareholder Return (TSR) that would be required to meet the performance criteria.   At the time the LTIP was approved by shareholders, the hypothetical attainment of the $50 per share stock price target would have resulted in approximately $1.6 billion in incremental shareholder value creation.  The Compensation Committee approved a plan that rewarded the LTIP Participants with a cash incentive based on the Company’s common stock approximately doubling in price.  If the target was met within a five year window, reflecting a stock compound annual growth rate in excess of the historical broader market five year performance, the LTIP would pay a cash incentive of $20 million.  Assuming the stock target goal was hit within the initial five year period, it would have represented an approximate doubling of the Company’s market capitalization (and presumed stock price), and 1.3% of such aggregate appreciation (or $20 million) would have been paid to the LTIP Participants for performance over the five-year measurement period (for an average of $4 million/year).  Conversely, no cash payout will be paid in the event the stock price target is not met by the end of the 8 year LTIP plan life in 2014.  The Compensation Committee established the overall pool amount based on the foregoing factors and information.

The LTIP plan has not been modified since it was approved by approximately 90% of shareholders in 2006 and is now in the 7th year of its 8 year life.  The stock price targets have not been met to date, and the current maximum aggregate potential cash awards have effectively been reduced to $13.3 million assuming Actuant’s common stock price hits $50 in the next two months (declining to $10 million on May 1, 2013), compared to the theoretical $20 million maximum aggregate award payout set forth in the LTIP plan.

In future filings we will consider expanding our disclosures to include portions of this additional information as it relates to the determination of the overall pool amount payable under the LTIP.

10.	Please disclose the financial targets associated with vesting of the MTIP shares.

As disclosed on page 41, in fiscal 2009, the Company established the Medium Term Incentive Plan (“MTIP”) for its executive officers, other than Messrs. Arzbaecher, Goldstein and Lampereur, under which shares of performance based restricted stock were granted to participants (in aggregate, 144,000 shares were issued to sixteen executives, including just two of the NEOs in the 2012 proxy).  The MTIP shares would vest if certain financial targets were met before November 30, 2012.  The financial targets were based on EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), exclude the impact of changes in foreign currency exchange rates and were subject to adjustments to reflect the impact of acquisitions, divestitures and accounting rule changes.  These items may have required that adjustments be made to the targets in order to accurately determine underlying business performance.

Consistent with our disclosures surrounding our annual cash incentive plan in our proxy and in accordance with Item 402(b) of Regulation S-K, we did not disclose the MTIP financial targets  for the two NEOs participating because disclosure of the target amount and related assumptions represents confidential information, the disclosure of which would result in competitive harm.  The performance period for existing awards is now complete and no subsequent awards have been issued under the Medium Term Incentive Plan.  Only four awards (30,000 shares in total) ultimately vested (including one for an NEO), while approximately 114,000 shares were forfeited due to separation of employment or not achieving specified financial targets.

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings,
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback and continuously strive to improve our financial reporting.  Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer